Filed Pursuant to Rule 253(g)(2)
File No. 024-11530

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 6 DATED OCTOBER 1, 2021
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 30, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Controlled Subsidiary Investment -RR CEDARS GP, LLC

On August 22, 2017, we directly acquired ownership of a “majority-owned subsidiary”, RR CEDARS GP, LLC (the “RSE Railfield Controlled Subsidiary”), for an initial purchase price of $4,434,622, which was the initial stated value of our equity interest in the RSE Railfield Controlled Subsidiary (the “Initial RSE Railfield Investment”). Our total investment (including renovation costs) totaled approximately $4,877,281 (the “RSE Railfield Investment”). The RSE Railfield Controlled Subsidiary used the proceeds of the RSE Railfield Investment to close on the acquisition of a single stabilized garden-style multifamily property totaling 168 units located at 1101 Leah Ave, San Marcos, TX 78666 (the “Cedars of San Marcos”).

The 1-U filing for our initial acquisition of an equity interest in the RSE Railfield Controlled Subsidiary can be found here. On March 6, 2018, we filed performance projections for the RSE Railfield Controlled Subsidiary and Cedars of San Marcos, which can be found here. On January 15, 2019, we provided an update on property management performance at the Cedars of San Marcos, which can be found here.

On September 27, 2021, the RSE Railfield Controlled Subsidiary sold the Cedars of San Marcos for a sales price of approximately $22,850,000. Proceeds from the sale totaled approximately $7,136,000, net of repayment of approximately $12,523,000 of outstanding principal and interest on the senior loan, approximately $2,592,000 of prepayment penalty on the loan, and approximately $609,000 of closings costs, fees, taxes and rent proration plus uncollected utility and expenses reimbursement of approximately $10,000. Pursuant to the agreements governing the RSE Railfield Investment, we received a corresponding cash flow distribution of approximately $6,712,000 from the RSE Railfield Controlled Subsidiary, yielding an internal rate of return of approximately 10.1%.

This completes the sale of the Cedars of San Marcos and, hence, the liquidation, with the exception of the hold backs for invoices received post-closing, of the RSE Railfield Investment.

The post-closing proceeds will include approximately $450,000 of escrows on deposit and cash on hand. Approximately $100,000 was withheld by the RSE Railfield Controlled Subsidiary for any property-level expenses invoiced after closing. Pursuant to the agreements governing the RSE Railfield Investment, we expect to receive a corresponding cash flow distribution of approximately $266,000 in the post-closing period.